Exhibit 2

Media release

30 September 2004

New Zealand structured finance transactions

As advised in Westpac’s announcement of 6 August 2004 the New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions undertaken by Westpac in New Zealand.

The NZIRD has now issued amended tax assessments against three structured finance transactions undertaken in the 1999 year.

Consistent with the proposed figures disclosed in our 6 August announcement, the maximum potential tax liability reassessed for the 1999 year only is NZD18 million (with interest this increases to NZD25 million).

As previously stated in the 6 August announcement, Westpac is confident that the tax treatment applied in all cases is correct. A binding ruling was sought from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD was confirmed in early 2001.

Westpac therefore does not accept that the reassessments we have now received from the NZIRD with respect to the three 1999 transactions are correct and will contest them. Westpac does not expect to raise a provision for any tax liability relating to this matter in its 2004 accounts.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 9226 3510

Mb: 0419 683 411